20004188

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC File Number
8-50200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Principal Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street
(No. and Street)

Des Moines (City) IA (State) 50392-0200 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Scholten 515-362-1453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000 (Address) Des Moines (City) IA (State) 50309 (Zip Code)

SEC Mail Processing

FEB 2 8 2020

Washington, DC

CHECK ONE:

(X) Certified Public Accountant

( ) Public Accountant

( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Michael J. Scholten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Principal Funds Distributor, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Financial Officer

Bridget M. Stanuszek
Notary Public

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIDGET M. STANUSZEK
Commission Number 746200
My Commission Expires
April 2, 2022

Principal Funds Distributor, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Principal Funds Distributor, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Principal Funds Distributor, Inc. (the Company) as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2006.

Des Moines, Iowa
February 27, 2020

Principal Funds Distributor, Inc.

Statement of Financial Condition

		December 31 2019
Assets		
Cash and cash equivalents	$	41,678,682
Receivables from:		
Affiliates		12,903,450
Others		92,691
Total receivables		12,996,141
Deferred sales commissions		6,798,615
Income tax receivable under tax allocation agreement		4,830,311
Deferred income tax asset, net		6,164,673
Furniture and leasehold improvements, net of accumulated depreciation of $1,320,359		803,432
Operating leases right-of-use asset		752,896
Other assets		158,495
Total assets	$	74,183,245
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	13,678,140
Payables to:		
Principal Life Insurance Company		19,242,258
Other affiliates		4,249,547
Operating leases liability		827,534
Total liabilities		37,997,479
Stockholder's equity:		
Common stock, $10 par value – authorized, 10,000 shares; issued and outstanding, 10,000 shares		100,000
Additional paid-in capital		827,840,123
Accumulated deficit		(791,754,357)
Total stockholder's equity		36,185,766
Total liabilities and stockholder's equity	$	74,183,245

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Operations

		Year Ended December 31 2019
Revenues		
Distribution fees (12b-1 fees)	$	126,207,737
Underwriting fees		3,131,237
Contingent deferred sales charges		1,117,751
Other revenue		689,898
Total revenues		131,146,623
Expenses		
Distribution expenses (12b-1 fees)		121,829,434
Compensation and related expenses		62,757,060
Amortization of deferred sales commissions		9,223,036
General and administrative expenses		57,706,313
Total expenses		251,515,843
Loss before income tax benefit		(120,369,220)
Income tax benefit		31,269,268
Net loss	$	(89,099,952)

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2019	$ 100,000	$ 747,901,590	$ (702,492,410)	$ 45,509,180
Net loss	–	–	(89,099,952)	(89,099,952)
Capital contributions in the form of forgiveness of allocated stock-based compensation expense	–	1,938,533	(162,061)	1,776,472
Effects of implmentation of accounting change related to leases net of taxes	–		66	66
Capital contributions from Principal Global Investors Holding Company (US) LLC	–	78,000,000	–	78,000,000
Balance at December 31, 2019	$ 100,000	$ 827,840,123	$ (791,754,357)	$ 36,185,766

See accompanying notes.

Principal Funds Distributor, Inc.

Statements of Cash Flows

		Year Ended December 31 2019
Operating activities		
Net loss	$	(89,099,952)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions		9,223,036
Allocation of stock-based compensation		1,938,533
Equity distribution in the form of common stock to employees		(162,061)
Effects of implementation of accounting changes related to leases net of taxes		66
Deferred income taxes, net		352,851
Depreciation		277,628
Sales commissions deferred		(12,447,981)
Changes in operating assets and liabilities:		
Income tax receivable under tax allocation agreement		(2,071,908)
Receivables from affiliates		(2,032,825)
Other receivables		(28,808)
Other assets		6,267
Accounts payable and accrued expenses		522,808
Operating Leases		74,638
Payable to Principal Life Insurance Company		2,922,875
Payable to other affiliates		388,391
Net cash used in operating activities		(90,136,442)
Financing activities		
Capital contributions from PGI HC (US)		78,000,000
Net cash provided by financing activities		78,000,000
Net decrease in cash and cash equivalents		(12,136,442)
Cash and cash equivalents at beginning of year		53,815,124
Cash and cash equivalents at end of year	$	41,678,682
Supplemental disclosure of non-cash activities:		
Lease assets established upon adoption of accounting guidance		1,236,374
Lease liabilities established upon adoption of accounting guidance		1,341,061

See accompanying notes.

1. Organization and Nature of Business

Principal Funds Distributor, Inc. ("the Company") is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the State of Washington and is a wholly owned subsidiary of Principal Global Investors Holding Company US LLC ("PGIHC US"). PGIHC US is a wholly owned subsidiary of Principal Financial Services, Inc. ("PFSI"), which is a wholly owned subsidiary of Principal Financial Group, Inc. ("PFG"). The Company serves as the principal contracted distributor of the Principal Mutual Funds ("the Funds"). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Main sources of revenue include distribution and underwriting fees earned for providing services to the Funds.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's cash equivalents include demand deposits, and short-term pooled funds. The Company holds its cash in bank accounts with balances in excess of the Federal Deposit Insurance Corporation deposit insurance limits. The Company has an arrangement whereby its short-term funds are pooled with the funds of other affiliates and invested by PFSI, an affiliate. The Company has access to these funds at any time and is credited with interest based on the 30-day LIBOR index.

Revenue Recognition

The majority of the Company's revenues are derived from distribution services provided to the Principal Funds, where each service is a distinct performance obligation, or a series of distinct obligations in that the services are substantially the same and have the same pattern of transfer to the customer. Distribution (12b-1) fees received are largely based upon contractual rates applied to the market value of the clients portfolio, and are considered variable compensation as they can fluctuate based on market value and other constraints. These fees are accrued each month based on the fee terms within the applicable agreement and are settled monthly. Underwriting fees and Contingent Deferred Sales Charges are earned at a point in time as they are based on a single sale, which satisfies the service obligation. The fee rates and conditions are described within the applicable agreements, and are booked as revenues are earned. The revenues related to contracts with customers are presented separately within the Statement of Operations.

2. Summary of Significant Accounting Policies (continued)

Additionally, the Company enters into selling agreements with financial intermediaries to distribute shares of the Principal Funds, and pays to the selling broker-dealers a portion of the fees the Company receives, such fees are booked as expense in the month they are owed. Certain costs paid to the selling broker-dealers to obtain the contract are capitalized and amortized on a straight-line basis over the time period the cost is expected to be recovered, these deferred costs consist primarily of commissions. Commission costs related to sales of Class C and certain Class A mutual funds shares are capitalized and amortized over each Class's contingent deferred sales charge (CDSC) period as stated in the funds' prospectus. The deferred sales commissions for Class C and Class A are amortized over the time period the cost is expected to be recovered using the straight-line method. Such Class A commissions are those associated with payments made when the customer is not required to pay a sales load, typically for Class A share purchases of $500,000 or more. The costs paid to selling broker-dealers are presented separately within the Statement of Operations.

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws.

The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Furniture and Leasehold Improvements

Furniture and leasehold improvements are recorded at cost, less allowance for accumulated depreciation. Depreciation of furniture is computed using the straight-line method over the estimated useful lives of the assets, which is 10 years. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

Furniture	$ 1,074,129
Leasehold Improvements	1,049,662
Total	2,123,791
Accumulated depreciation and amortization	(1,320,359)
	$ 803,432

2. Summary of Significant Accounting Policies (continued)

Future Adoption of New Accounting Pronouncements

Current Expected Credit Losses (CECL), date of adoption: January 1, 2020

This authoritative guidance requires entities to use a current expected credit loss ("CECL") model to measure impairment for most financial assets that are not recorded at fair value through net income. Under the CECL model, an entity will estimate lifetime expected credit losses considering available relevant information about historical events, current conditions and reasonable and supportable forecasts. The CECL model does not apply to available-for-sale debt securities. This guidance also expands the required credit loss disclosures and will be applied using a modified retrospective approach by recording a cumulative effect adjustment to retained earnings as of the beginning of the fiscal year of adoption.

When new accounting standards are pronounced, the Company has a process in place to perform a thorough review of the pronouncement, identify the financial statement and system impacts, and create an implementation plan to ensure compliance with the pronouncement on the date of adoption. This includes having effective processes and controls in place to support the reported amounts.

The Company's evaluation process is complete, and included but was not limited to evaluating receivable balances within scope of the guidance carried at book value for credit losses using judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Based on the Company's evaluation of both historical experience and evaluating future scenarios, the Company determined the likelihood of credit related losses are extremely remote. As such, the Company will waive booking an allowance, and will regularly monitor current financial assets and assess new financial assets that are carried at book value.

Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

3. Related-Party Transactions

As set forth in the Statements of Operations, the Company receives distribution (Rule 12b-1) fees from distribution services provided to mutual funds. The majority of the revenue recorded by the Company is for services provided to the Principal Funds. Pursuant to the terms of agreements approved by the Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, the Company receives 12b-1 fees from each fund based on a stipulated percentage of the Fund's average net assets.

3. Related-Party Transactions (continued)

Receivables from the Funds related to these services totaled $10,801,618 at December 31, 2019. In addition, the Company pays to selling broker-dealers a portion of these fees. Fees received under the provisions of Rule 12b-1 are listed as distribution fees and fees paid to selling broker dealers are listed as distribution expenses.

The Company is affiliated with Principal Securities, Inc. ("PSI") through common ownership and management. Distribution expenses paid to PSI for the sale of shares of mutual funds totaled $52,901,979 for the year ended December 31, 2019.

The Company has entered into an expense reimbursement agreement with Principal Life Insurance Company ("PLIC"). PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the year ended December 31, 2019 were $168,569,494.

PFG has allocated the expenses associated with its stock-based compensation plans to each of its subsidiaries, with the allocation aggregating $1,938,533 to the Company for the year ended December 31, 2019. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

The Company receives capital infusions from its parent company to ensure compliance with regulatory capital requirements. Capital infusions totaled $78,000,000 for the year ended December 31, 2019.

4. Leases

Beginning January 1, 2019, the Company adopted the authoritative guidance requiring lessee recognition of lease assets and lease liabilities on the balance sheet. The concept of an operating lease, where the lease assets and liabilities are off balance sheet, is eliminated under the new guidance. The Company elected the alternative transition method, which allows entities to initially apply the new standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption.

At adoption date, the Company's assets and liabilities increased by $1,236,374 and $1,341,061 million, respectively, and the impact to total stockholders' equity was $66 net of tax. Leases with an initial term of twelve months or less are not recorded on the consolidated statement of financial condition. The Company recognizes lease expense for leases on a straight-line basis over the lease term.

4. Leases (continued)

As of December 31, 2019, the lease assets and liabilities were as follows:

Assets		
Operating lease assets (1)		752,896
Total lease assets	$	752,896
Liabilities		
Operating lease liabilities (2)		827,534
Total lease liabilities	$	827,534

(1) Operating lease assets are reported separately within the asset section of the consolidated statements of financial condition.
(2) Operating lease liabilities are reported separately within the liabilities section of the consolidated statements of financial condition.

As of December 31, 2019, the lease cost was as follows:

Operating lease costs (1)		512,879
Other lease costs (2)		10,674
Total lease costs	$	523,553

(1) Operating lease costs are included in operating expenses within the consolidated statements of operations.
(2) Other lease costs primarily reflect variable lease costs.

As of December 31, 2019, future minimum rentals under operating leases for office space that have initial or non-cancelable lease terms in excess of one year are as follows:

2020		559,054
2021		284,903
Total lease payments		843,957
Less: interest		16,423
Present value of lease liabilities	$	827,534

Rent expense for 2019 totaled $707,127.

The weighted-average remaining lease terms and weighted-average discount rates were as follows:

Weighted-average remaining lease term (in years):	
Operating leases	1.5
Weighted-average discount rate:	
Operating leases	2.8%

5. Income Taxes

The Company's taxable income or loss is generally included in the consolidated income tax return filed by PFG, the Company's ultimate parent. If instead of preparing its financial statements as a tax division of PFG, the Company were to follow a separate taxpayer approach, the financial statements may be impacted with the most significant impact being the Company may not be able to realize the full benefit of its state NOL.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company received tax reimbursements from PFG of $29,550,186 during 2019. The Company's tax receivable balance is due from PFG.

Our income tax expense was as follows for the year ended December 31, 2019:

Current income taxes (benefits):	
U.S. federal	$ (23,517,728)
State	(8,104,366)
Total current income taxes (benefits)	(31,622,094)
Deferred income taxes (benefits):	
U.S. federal	249,510
State	103,316
Deferred income taxes (benefits)	352,826
Total income taxes (benefits)	$ (31,269,268)

Effective Income Tax Rate

The Company's provision for income taxes may not have the customary relationship of taxes to income. A reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows for the year ended December 31, 2019:

U.S. corporate income tax rate	21.0%
State tax	5.3
Employee benefits and related items	0.1
Nondeductible meals and entertainment	(0.4)
Effective income tax rate	26.0%

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2019 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if

5. Income Taxes (continued)

recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2019.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Our significant components of net deferred income taxes were as follows:

Deferred income tax assets:	
State net operating loss	$ 5,588,338
Stock compensation	619,216
Deferred compensation	1,748,419
Other deferred income tax assets	105,329
Total deferred income tax assets	8,061,302
Deferred income tax liabilities:	
Deferred sales commissions	(1,853,328)
Prepaid expenses	(43,301)
Total deferred income tax liabilities	(1,896,629)
Total net deferred income tax assets	$ 6,164,673

In management's judgment, total deferred income tax assets are more likely than not to be realized.

Other Tax Information

Principal filed claims for refund for tax years 2006 through 2008 in 2015 and tax year 2012 in 2016. The IRS commenced audit of Principal's federal income tax return for 2009 during the fourth quarter of 2011, 2010 during the first quarter of 2012, 2011 during the first quarter of 2013, 2012 in the third quarter of 2015, and 2015-2017 in the fourth quarter 2018. The U.S. federal statute of limitations expired for years prior to 2009, except for pending audit issues. The statute was extended until December 31, 2020 for 2009 through 2012, until October 15, 2021 for 2015 and 2016, has expired for 2013 and 2014, and remains open for years thereafter. The ultimate settlement of earlier tax years can be adjusted into subsequent tax years regardless of statute status. Principal and the Company do not expect the results of these audits, subsequent related adjustments or developments in other tax areas for all open tax years to significantly change the possible

5. Income Taxes (continued)

increase in the amount of unrecognized tax benefit, but the outcome of the tax reviews is uncertain and unforeseen results can occur.

6. Contingencies

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the Securities and Exchange Commission (SEC), FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. At December 31, 2019, the Company had net capital of $10,943,627, which was $10,693,627 in excess of its required minimum net capital of $250,000.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

Supplemental Information

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2019

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$36,185,766
2. Deduct ownership equity not allowable for Net Capital		–
3. Total ownership equity qualified for Net Capital		36,185,766
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		36,185,766
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$25,242,139	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	–	(25,242,139)
7. Other additions and/or allowable credits		–
8. Net Capital before haircuts on securities positions		$10,943,627
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	–	
D. Undue concentration	–	
E. Other	–	–
10. Net Capital		$10,943,627

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2019

Computation of Alternate Net Capital Requirement

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ –
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
24.	Net capital requirement (greater of line 22 or 23)	250,000
25.	Excess net capital (line 10 less 24)	10,693,627
26.	Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	10,693,627

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2019

There were no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the Company's corresponding unaudited Focus Report (Form X-17A-5, Part IIA) filing submitted to FINRA as of December 31, 2019.

Principal Funds Distributor, Inc.

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2019

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm:	
D. (k)(3) – Exempted by order of the Commission	

Principal Funds Distributor, Inc.

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2019

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(1) of that Rule.

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Principal Funds Distributor, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Principal Funds Distributor, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.
   a. **No findings were found as a result of applying the procedure.**

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019.
   a. **No findings were found as a result of applying the procedure.**

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.
   a. **No findings were found as a result of applying the procedure.**

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.
   a. **No findings were found as a result of applying the procedure.**

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.
   a. **No findings were found as a result of applying the procedure.**

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Principal Distributors Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2020
Des Moines, Iowa

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Principal Funds Distributor, Inc.

We have reviewed management's statements, included in the accompanying Principal Funds Distributors, Inc. Exemption Report, in which (1) Principal Funds Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Des Moines, Iowa
February 27, 2020

Principal

Principal Funds Distributor, Inc. Exemption Report

Principal Funds Distributor, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(1) – Limited business (mutual fund and/or variable annuity only).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240 15c3-3 (k) throughout the period from January 1, 2019 to December 31, 2019.

Principal Funds Distributor, Inc.

I, Michael Scholten, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: Chief Financial Officer Principal Funds Distributor, Inc.

February 27, 2020

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Principal Funds Distributor, Inc.
Year Ended December 31, 2019
With Report and Supplemental Report of
Independent Registered Public Accounting Firm